# Offering Statement

# Viaggiatori LLC, dba Travelbook App



**INTENDED FOR REVIEW BY POTENTIAL INVESTORS ON JUMPSTART MICRO, INC. DO NOT COPY OR DISTRIBUTE.**

# OFFERING STATEMENT
## June 2016

This Offering Statement ("**Disclosure**") is furnished solely to prospective investors through the Jumpstart Micro, Inc Funding Portal ("**Funding Portal**").  Jumpstart Micro is registered with the SEC (Securities Exchange Commission) as a Funding Portal and a Member of FINRA (Financial Industry Regulatory Authority).   The portal address is jumpstartmicro.com.

This disclosure is for the sole purpose of evaluating investments in certain securities ("**Securities**") offered by Viaggiatori LLC, dba Travelbook App ("**Issuer**"). The Securities will be issued pursuant to, and will be governed by, an agreement among the Issuer and the purchasers of the Securities. The securities being offered are LLC Units.

The Issuer is seeking to raise a minimum of $50,000 and maximum of $100,000 through the offer and sale of Securities on the Portal ("**Offering**") in reliance on the exemption from registration pursuant to Section 4(a)(6) ("**Exemption**") of the U.S. Securities Act of 1933 ("**Securities Act**") and the regulations defined as **Regulation Crowdfunding**.

A crowdfunding investment involves risk. An investor should not invest any funds in the Offering unless he or she can afford to lose his or her entire investment. In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. The Securities have not been recommended or approved by any federal or state securities commission or regulatory authority.

Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission (the "**SEC**") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature, including this Disclosure. These Securities are offered under the 4(a)(6) Exemption; however, the SEC has not made an independent determination that the Securities are exempt from registration. Prospective investors should not construe the contents of this Disclosure as legal, business, tax, accounting, regulatory, investment or other advice, and should consult their own advisors concerning the Securities.

The Securities may not be transferred by any investor during the one-year period beginning when the Securities are issued, unless the Securities are transferred: (i) to the Issuer; (ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. In addition, there is no ready market for the sale of the Securities and it may be difficult or impossible for an investor to sell or otherwise dispose of the Securities. Furthermore, the investors are not permitted to assign the Securities without the Issuer's prior written consent.

No person other than the Issuer has been authorized to provide prospective investors with any information concerning the Issuer or the Offering or to make any representation not contained in this Disclosure or on the Funding Portal.

To invest in the Securities, each prospective investor will be required to (i) register for an investor account with the Portal, (ii) make representations regarding the investor's investment eligibility and complete a questionnaire to demonstrate his or her understanding of the risks involved in investing in the Securities and (iii) process an investment through the funding portal which goes into a bank Escrow until the minimum target investment is reached.

The Issuer reserves the right to modify any of the terms of the Offering and the Securities at any time before the Offering closes.  However, if any material changes are made, each Investor will be notified and is required to reconfirm their investment commitment within 5 days or the investment is cancelled. Investors are also given the right to terminate an investment within 48 hours from a notice that the target has been met.

Investors should be aware that certain information contained in this Disclosure and on the Funding Portal constitutes forward looking statements by the Issuer.  These are based on assumptions by the Issuer and in many cases very difficult to project and may change based on unforeseen circumstances beyond the control or unknown to the Issuer.  Investors should take caution when evaluating forward looking statements.

For all Investors and Issuers, it is required to acknowledge disclosures on the funding portal attached as Appendix A.

## Issuer Information

| | |
|---|---|
| **Name of issuer:** | **Viaggiatori LLC** |
| **Legal status of issuer** | |
| **Entity Form:** | **Limited Liability Company** |
| **Jurisdiction of Incorporation/Organization:** | **New York** |
| **Date of organization:** | **August 20, 2015** |
| **Physical address:** | **246 N5th street, Brooklyn NY 11211** |
| **Website address:** | **travelbook-app.com** |

## Intermediary/Funding Portal Information

| | |
|---|---|
| **Intermediary:** | Jumpstart Micro, Inc |
| **CIK Number:** | 000166484 |
| **SEC File Number:** | 007-00008 |
| **CRD Number:** | NA |
| **Funding Portal Address:** | jumpstartmicro.com |
| **Compensation to Intermediary:** | 6% of the closing amount raised |
| **Direct or Indirect interest by Intermediary:** | None |

## The Security Offering

| | |
|---|---|
| **Type of security offered:** | **LLC Units** |
| **Target number of securities being offered:** | **10,000** |
| **Price of Security:** | **$5.00** |
| **Method of determining price:** | **Comparisons to competition in this market and revenue projections** |
| **Target Amount:** | **$50,000 (5%)** |
| **Oversubscription allowed:** | **Yes** |
| **Allocation method of oversubscription:** | **First come, first serve** |
| **Maximum amount of offering:** | **$100,000  (10%)** |
| **Deadline to reach target amount:** | **November 1, 2016** |
| **Purpose of the offering:** | **The application is developed and in the market today.  Proceeds will be used for marketing, working capital, additional research and development** |
| **Ownership % by new Investors:** | **5% - 10%** |
| **Voting rights:** | **No** |
| **Future annual report location:** | **travelbook-app.com/annualreport** |

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

# Jurisdictions

Jurisdictions in which the issuer intends to offer the securities:  ALL US

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, MD, MA, MI, MN, MS, MO, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY

# Eligibility

The Issuer certifies that all of the following statements are true for the Issuer:
- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a dis- qualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

The issuer further acknowledges that they and no other predecessor has failed to comply with the on-going reporting requirements of Rule 202 of Regulation Crowdfunding.

# Overview

My name is Fabio Villari.  I recently launched an App for IOS, which is called TravelBook. You can view it by following the link above.  TravelBook App is a social media platform for travelers. Just by creating a trip on the app you can easily meet and get in touch with other travelers that share the same destination as you. You can share pictures, information and make friends before you embark on your journey. TravelBook App can introduce you to fellow travelers who are traveling during the same time to the same destination. This means you can contact travelers with similar interests before or during your adventure and socialize or meet with them during your travels.

TravelBook App was launched in late February and currently has more than 300 users, simply by word of mouth, without any advertisement.  The app is ready for rapid expansion and I'm looking for investors to join me as I build TravelBook App into the number one social network for travelers.  My study of the market shows that TravelBook App is unique and with the right marketing, we can rapidly grow the number of downloads, build a worldwide social network and attract advertisers to create revenue.  For advertisers, the travel market is very strong and we can promote ads by location and other user demographics, making this very appealing to advertisers.

With your investment, I can expand TravelBook App with more features, an Android version and effectively market us in all the right places.  The company overhead is very low and investments will be used to expand rapidly.  Long term, I believe we will generate profits which can be distributed to shareholders at the right time and we will become an acquisition target by leading companies in the travel industry.

I hope you will join me on this venture as an Investor, and member of the TravelBook App community.

Fabio Villari, CEO


# Business Plan

### Target Audience
TravelBook App has 2 types of "customers"; users and advertisers.
Users are anyone who has a smartphone and travels for pleasure or business.  This is a worldwide market of travelers of all ages.  Users download and use TravelBook App for free and will help to build the biggest community of travelers in the world which is the goal of TravelBook App.

Advertisers is how we will generate revenue and includes any company in the tourism sector, who will pay to promote their products or services to the TravelBook community we are building.  This includes airlines, restaurants, hotels, travel search engines, travel agencies and much more.  When we build the community the advertisers will come.

### Solving a Problem
Millions of people travel for fun or work every year and wish they could get advice, ideas and suggestions from people who have been there before or are traveling there at the same time.  This would make for a far better experience.  TravelBook App solves this problem and lets members socialize

with each other.  Many travelers also travel alone and tend to get bored, or in general travelers who travel with a tourist guide always experience something different from what is written on the travel book, which was probably written years before.

The market is worldwide and it is predicted that the baby boomer generation will become a generation of travelers as one example of a group that needs TravelBook App.  We help members get the most out of their travel experience by socializing and learning from their fellow travelers.

## The Travel App is the answer

When we travel, we usually have limited time and want to make the most of our trip.  TravelBook App, gives users from all around the world the chance to easily interact with one another, share information, pictures and experience about their trips, or simply find someone to share time with.  It's a great way to learn from fellow travelers and make the most of every trip.  Find those great restaurants, photo opportunities, historical sites, local events, party spots and more from people going through the same experience as you.   Turn your trip, into an adventure with TravelBook App.

## The Market Opportunity

People are traveling more than ever before.  International tourist arrivals grew by 4.4% to reach a total of 1.2 Billion in 2015, according to the latest UNWTO World Tourism Barometer. Some 50 million more tourists (overnight visitors) traveled to international destinations around the world last year as compared to 2014.

2015 marks the 6th consecutive year of above-average growth, with international arrivals increasing by 4% or more every year since the post-crisis year of 2010. International tourism reached new heights in 2015. The robust performance of the sector is contributing to economic growth and job creation in many parts of the world. It is thus critical for countries to promote policies that foster the continued growth of tourism, including travel facilitation, human resources development and sustainability.

Whether you are traveling to a local destination or around the world, our addressable market is the 1.2 Billion travelers.

## Competition

There are some applications in the market like Trip Advisor, or Gogobot which also emerges from tourism. However, these companies are not direct competitors of TravelBook App since there is really no other social media platform for travelers where they canshare information, chat about their travels and meet one another during their travels.

TravelBook App is the only social media platform that connects travelers from all around the world without the need to be friends or even know each other. Travelers can create a trip and see right away person who are traveling to the same destination, who are currently there or recently visited the destination.  This lets you quickly learn from others.

Users can use Travelbook App to share and/or request information to any traveler who was recently at the destination, or they can use TravelBook App to make friends before the trip and travel with them.  Users are able to post pictures and comment on photos of other travelers. Users get notifications anytime another person creates a trip with the same destination and time period as the trip that was created.

Users in TravelBook App are divided by categories. For example, you can search for travelers by country of destination, so you can manually see who is going to, has been, is currently in or planning to be in every city or country worldwide. That offers potential marketing clients a better way to post their advertisements.

Emirates for example can advertise with TravelBook App just to 5 star users who like luxurious travel, which would make the airlines advertisement campaign more targeted and effective. A company like Airbnb will probably post advertisements targeted to backpackers.

## How we will make money

For users who want to download and use TravelBook App, there is no cost as the app is free.

As we increase our downloads we will become very attractive to advertisers who wish to offer services to our community of travelers.  Any company placing advertisement with TravelBook App will pay in average CPM (cost per 1,000 impressions) of $10.00 and a CPC (cost per click) of $1.50.  We have a unique model which will let our advertisers focus on the profile of the traveler and locations.  Connecting with travelers is a massive opportunity for advertisers.

## Return on Investment and Goal of the Company

Investing in Apps make sense, especially with an App which has a clear plan of action and goal.  A start-up like my TravelBook App has also very few monthly expenses.  We will be investing in IOS updates on our current version, a new Android version and the right marketing campaign to attract millions of users which is a small percentage of the total market size.  As our downloads increase we will be very attractive to advertisers and begin to generate revenue.  Our goal is to grow the revenue as quickly as possible and distribute some portion of the profits to all of the owners while keeping enough in the business to fuel our growth.  Long term, we believe we will be a very good acquisition target by a company in a travel related business.

## Milestones to Success

Every step in a start-up is very important.  Here are the immediate milestones we are working towards:

- We currently have an IOS App which is available today.  We will add IOS updates to make the Application more fun, useful and users will be more likely to share pictures, info and the app itself with friends, family and co-workers.
- The next phase is to expand our technology with the addition of an Android App.  Between IOS and Android, we will cover a majority if the smartphone market.
- During this process we will be investing in marketing to reach millions of users, get downloads as quickly as possible and begin attracting advertisers and revenue.

## Use of Proceeds

After a successful capital raise, proceeds will be used in the following ways:

- Continued app development for iPhone devices on iOS
- Additional web services and hosted database for the application to perform new features
- New App features and Improved Functionality: multiple language/alternate names for locations, auto scroll display, new in app chat functionality, extend notifications to support photo content matching a user's traveling locations, new image commenting feature to enable users to

comment on photos, share trips on social media, rearrange the bottom navbar, view past, current and upcoming trips from the user's profile view, add tutorial
- New online functionality, user editable profiles, push notifications and user triggered alerts based on user actions
- Android Version of TravelBook App with the above updates included.
- App Store Optimization, App Preview Video, App Explainer Video, video distribution, traditional PR, Paid User Acquisition, 3rd Party App Review site placement, "Free App-of-the-Day" network placement, Drive user engagement and retention for an existing user base, copy, graphics and management of in-app notifications, text & email messaging, Leverages 3rd party platforms like MixPanel and Kahuna.

# Management Team and Officers

**Fabio Villari, Founder, Managing Member**

My background is in the travel industry where I have worked for more than 3 years.  I was born in Italy in June 28 1980 and went to Liceo Scientifico "C Caminiti" and in Economia e Gestione delle Imprese turistiche. At the age of 24, I moved to NYC to be with my girlfriend who was from New York, and start to work for Evolution Travel for the next two years, which was an Italian Travel Agency. Since then I have been working and traveling around the world which is how the idea of TravelBook App came to mind.  I was always traveling by myself, and most of the time alone.  I had many disappointing experiences from reading tourist guides which was not always correct. When I went to Thailand, Indonesia, China and Hawaii I was always looking for an easy way to get in touch with other travelers and ask questions or make some friends; a sort of group chat online, but I never found anything. It was 2 years ago when I first spoke with a developer and understood the potential of my idea.

Nothing like this exists on the market today.  I started TravelBook App, based on my experiences and not just to make money, in fact, I had no idea about how to generate money out of a App at that time.  Since I have a passion for travel it was more about creating a service for people like me to travel in a more fun, safe and informed way.  After working with a developer I understood the potential of this App and how this can grow into a successful business.  I am 35, live in New York and following my dream.

 My family is still in Italy.  My father is a body shop mechanic, my mother works in a Hotel, and I have an older sister and younger brother. I come from a very simple family which gave me very strong values, and have made a lot of sacrifices to get me where I am now. I am a very driven person. When I have a goal in to reach there is no giving up, and I always do my best to reach it.  My next goal is build the biggest community of travelers in the world with TravelBook app, and will do it.

# Advisor

**Charen Kim, Esq**
Charen Kim Esq is a business and legal advisor to the Company.  Since July 2012, Ms. Kim has been the managing partner of the Law offices of Kim & Lim in New York.  Previously from February 2009 to July 2012, Ms. Kim was the Managing Attorney of the New York Office for Ginarte, O'Dwyer, Gonzalez, Gallardo & Winograd, LLP

# Directors/Managing Member

**Fabio Villari**, is the only employee, officer and director.  Please see his bio in the management section.

| | |
|---|---|
| **Name:** | Fabion Villari |
| **Date of board service:** | August 2015 |
| **Principal Occupation:** | Travel Industry |
| **Board Positions held and dates:** | Managing Owner from inception |
| **Business experience (min 3 years) with employer, dates, titles and responsibilities.** | See management team for details |

# Offering

TravelBook-App is offering investors the opportunity to purchase LLC units in the Company. The target investment amount is $50,000 which represents 5% of the fully diluted units. Over-subscription of the offering can go as high as $100,000 for 25% ownership. The valuation has been based on comparisons to others in this market. TravelBook App is a development stage company and it's mobile app is already in the Apple Store with plans to develop an android version. Prior to the offering there are 200,000 LLC Units issued to the Founder who is the only owner.

## Purpose of the Offering

TravelBook-App intends to use this offering to market its existing App to a wide audience of users. The overhead of the business is very low and with the right marketing, the company will achieve strong demand for the app which will generate revenue from advertisers. The revenue plan is a proven plan by competitors and the Mobile App industry. Additional capital will be used to add an Android version to increase downloads in the Android market. Long term, management believes a company in the travel industry will be interested in acquiring the App and technology.

## Use of proceeds for minimum and maximum offering

After a successful capital raise, proceeds will be used in the following ways:

- Continued app development for iPhone devices on iOS
- Additional web services and hosted database for the application to perform new features
- New App features and Improved Functionality: multiple language/alternate names for locations, auto scroll display, new in app chat functionality, extend notifications to support photo content matching a user's traveling locations, new image commenting feature to enable users to comment on photos, share trips on social media, rearrange the bottom navbar, view past, current and upcoming trips from the user's profile view, add tutorial
- New online functionality, user editable profiles, push notifications and user triggered alerts based on user actions
- Android Version of TravelBook App with the above updates included.
- App Store Optimization, App Preview Video, App Explainer Video, video distribution, traditional PR, Paid User Acquisition, 3rd Party App Review site placement, "Free App-of-the-Day" network placement, Drive user engagement and retention for an existing user base, copy, graphics and management of in-app notifications, text & email messaging, Leverages 3rd party platforms like MixPanel and Kahuna

|  | If Target Offering Amount Sold | If Maximum Amount Sold |
|---|---|---|
| Total Proceeds | $ 50,000 | $100,000 |
| Less: Offering Expenses |  |  |
| (A)  Jumpstart Micro - 6% | $   3,000 | $    6,000 |
| (B)  Banking Fees | $ | $ |
| (C) | $ | $ |
| Net Proceeds | $ 47,000 | $ 94,000 |
|  |  |  |
| Use of Net Proceeds |  |  |

| | | |
|---|---|---|
| (A) Working Capital | $ 8,000 | $14,000 |
| (B) Marketing | $27,000 | $40,000 |
| (C) R &D | $12,000 | $40,000 |
| Total Use of Net Proceeds | $47,000 | $94,000 |

Investors complete the transaction on the Funding Portal by reviewing all documents and disclosures. Once they are ready to invest, they select Invest Now on the Issuers listing page and provide their information to make an investment. A confirmation email is sent to the Investor, including a PDF of the transaction and notification of their right to cancel. Once the minimum target is met the investment is processed.

With 30 days from the receipt of funds by the Issuer they will deliver a security certificate to the Investor which will be prepared and delivered by the Company Attorney.

An investor may cancel an investment commitment as follows:

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.

- Jumpstart Micro will notify investors when the target offering amount has been met.

- If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

- If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

- If an investor does not reconfirm his or her investment commitment within 5 days after a material change is made by an Issuer and investor is notified, the investor's investment commitment will be cancelled and the committed funds will be returned.

## Ownership and Capital Structure

### Terms of the offering

| Terms of the securities being offered: | Non-Voting LLC Units |
|---|---|
| Voting Rights: | No voting rights |
| Limitations on voting or other rights: | Same rights as existing LLC units with no voting rights |
| How may the terms of the securities being offered be modified? | The terms of the securities cannot be modified after Issuance. |

## Restrictions on Transfer of the Securities Being Offered

The Securities may not be transferred by any investor during the one-year period beginning when the Securities are issued, unless the Securities are transferred: (i) to the Issuer; (ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. In addition, there is no ready market for the sale of the Securities and it may be difficult or impossible for an investor to sell or otherwise dispose of the Securities. Furthermore, the investors are not permitted to assign the Securities without the Issuer's prior written consent.

## Existing Securities

| Class of Security | Securities (or Amount) Authorized | Securities (or Amount) Outstanding | Voting Rights | Other Rights | Notes if other rights |
|---|---|---|---|---|---|
| Preferred Stock (list classes) | | | | | |
| NONE | | | | | |
| | | | | | |
| LLC Units: | 200,000 | 200,000 | Yes | No | |
| Debt Security: | | | | | |
| Other: | | | | | |
| | | | | | |

| Class of Security | Securities reserved for issuance upon exercise or conversion | |
|---|---|---|
| Warrants: | | |
| Options: | | |
| Other Rights: | | |
| **Total Fully Diluted Shares/Units:** | | **200,000** |

## Principal Security Holders
Below is a description of the current security holders of the Issuer with 20% or greater ownership.

| Name of Holder | Class of Security | Number of Securities Held | % of voting power prior to the Offering |
|---|---|---|---|
| Fabio Villari | LLC Units | 200,000 | 100% |
| | | | |
| | | | |
| | | | |
| | | | |

Question: How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities identified above?

Answer: The Issuer has only one class of security in the company.  The new investors will not have voting rights and will need to rely on the Founder who has the majority ownership to use his judgement to make decisions which as in the best interest of all the investors. The Founder plans to take n salary until the company is generating a profit.

Question: Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

Answer: Yes, the new securities will not have voting rights.  This is the only difference.

Question: How could the exercise rights held by the principal shareholders identified above effect the purchasers of the securities being offered?

Answer: The founder holds a majority of the shares and voting rights which provides him the ability to take actions on behalf of all stakeholders.  This includes management decisions, debt instruments, declaring a dividend and the future sale or closing of the business.  The shareholders from this offering will have a minority interest in the Issuer.

Question: How are the securities being offered valued**?**

Answer: Valuation has been determined by comparisons to companies in this market, and based on future revenue projections using a discounted cash flow method.

Question: What are the risks to purchasers of the securities relating to minority ownership in the issuer?

Answer: The founder will have a majority of the shares and voting rights after the offering is completed.  This provides him the ability to make management decisions which are in the best interest of the company and shareholders.  The founder will not be using any of the proceeds from this offering as a salary, but will be taking a modest one when there is positive cash flow in the company.

Question: What are the risks to purchaser associated to corporate actions: (including additional issuance of securities, issuer repurchase of securities, a sale of the issuer or assets of the issuer, or transactions with related parties?

Answer: Should the company need additional capital this may come in the form of Debt which will be senior all equity positions in the company.  If a new equity offering is made, the company will issue more shares which will dilute the value of existing shares.  All of these could dilute the value for existing shareholders.  At the current time none of these future financings are contemplated by management.

## Current Debts
Issuer has no debt.

| Creditors | Amount Outstanding | Interest Rate | Maturity Date | Other Material Terms |
|-----------|--------------------|---------------|---------------|----------------------|
| None | $0 | % | | |
| | | | | |

## AFFILIATED PARTY TRANSACTIONS

Other than as disclosed below, the Issuer or any entities controlled by or under common control with the issuer was not party to any transaction since the beginning of the Issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the Issuer in reliance of 4(a)(6) Exemption during the preceding 12dmonth period, including the amount the issuer seeks to raise in the Offering, in which any of the following persons had or is to have a direct or indirect material interest:

      (1) any director or officer of the Issuer;

      (2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power;

      (3) if the Issuer was incorporated or organized within the past three years, any promoter of the Issuer; or

      (4) any immediate family member of any of the foregoing persons.

| Specified Person | Relationship to Issuer | Nature of Interest in Transaction | Amount of Interest |
|------------------|------------------------|-----------------------------------|--------------------|
| None | | | $ |
| | | | |

## Tax Considerations

The Issuer intends to treat the Securities as an Equity Investment. As an LLC, each Investor will receive a form K-1 which will show their portion of profits or losses. Each investor will be required to file this form with their annual taxes. In some cases, there may be undistributed profits. Management will make all efforts to avoid this situation. In most cases, profits will be distributed to all investors unless distributing profits would have a negative effect on operations or the growth of the business.

## LEGAL PROCEEDINGS

The Issuer is not aware of any material legal proceeding in which the Issuer, any of its affiliates, or any of its property is currently a party or subject to legal proceedings.

# Risk Factors

Below is a discussion of the specific risk factors associated with an investment in the Issuers securities. Additional, more general risks factors are part of the Jumpstart Micro disclosure as Appendix A.

A crowdfunding investment involves risk. An investor should not invest any funds in this Offering unless he or she can afford to lose his or her entire investment. In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The SEC does not pass upon the merits of any

Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

- **Management Team Risk** - A key member of the management team may become ill and unable to work for an extended period of time
- **IT Cost Risk** - Expenses related to the business may increase, resulting in a higher cost of sales than contemplated
- **Revenue Risk** - Advertisers, which is the primary source of revenue, may not spend as much as anticipated, having an impact on the top line revenue
- **Unforeseen Losses Risk** - Revenue projections may not be achieved which may result in unforeseen losses
- **Capital Risk** - Company may need raise additional capital which would result in dilution of the value for current shareholders
- **Technical Risk** - Company may experience technical issues on future product releases resulting in spending more on product development than contemplated
- **Financing Risk** - Company may need to take on bank debt or leases which become a priority over existing shareholders in the event of a liquidation of the company
- **Competitive Risk** - A major competitor may enter the market with a competing solution, reducing the demand for the company's product
- **Product Demand Risk** - Downloads of the App may not archive the expected numbers in the timeframe contemplated which would result in less interest from Advertisers
- **Lack of Profitability Risk**- The net profits may not be achieved which would prevent the company from declaring a distribution of profits to the shareholders
- **Exit Strategy Risk** - The exit plan of a sale of the business may take longer than expected or not be achieved

# CURRENT, HISTORICAL AND PRO FORMA FINANCIAL STATEMENT

To illustrate the potential of the Issuer, the management team has prepared this set of financial which include historical, current and projections.  The projections are based on reasonable performance estimates by the Issuer which are outlined in the business plan.  They also assume a successful completion of this offering.  The financials are based on benchmarks against other companies in this industry and believe to be achievable by the management team based on current market conditions. Please see risk disclosure section to understand the potential changes which would affect projections.

Viaggiatori LLC was form on August 20, 2015 and had limited operations in 2015. However, the founder has been developing the product since 2014.  There is limited historical financials.

| | Historical Financials | | | Pro Forma Financials | | |
|---|---|---|---|---|---|---|
| **Fiscal Year:** | **2014** | **2015** | | **2016** | **2017** | **2018** |
| | | | | | | |
| Expected # of Employees: | | | | 1 | 2 | 3 |
| | | | | | | |
| Balance Sheet Highlights | | | | | | |
| Total Assets: | | $ 24,000 | | $ 94,267 | $ 197,475 | $ 448,650 |
| Cash and Cash Equivalents: | | $ - | | $ 69,350 | $ 171,829 | $ 423,504 |
| Accounts Receivable: | | $ - | | $ - | $ - | $ - |
| Short-term Debt: | | $ - | | $ - | $ - | $ - |
| Long Term Debt: * | | $ - | | $ - | $ - | $ - |
| | | | | | | |
| Income Statement Highlights: | | | | | | |
| Revenue/Sales: ** | | $ - | | $ - | $ 225,262 | $ 550,000 |
| Cost of Goods/services Sold: | | $ - | | $ 8,000 | $ 44,000 | $ 5,000 |
| Taxes Paid: | | $ - | | $ - | $ - | $ - |
| Net Income: | | $ - | | $ (29,733) | $ 108,991 | $ 469,500 |
| | | | | | | |
| Cash Flow Highlights | | | | | | |
| Beginning Cash: | | $ - | | $ - | $ 69,350 | $ 171,829 |
| Ending Cash: | | $ - | | $ 69,350 | $ 171,829 | $ 423,504 |
| | | | | | | |
| Basis: (Cash or Accrual) | | Accrual | | Accrual | Accrual | Accrual |

| | |
|---|---|
| 2014 Notes: | Software was being developed by the founder, but company was not formed |
| 2015 Notes: | Software development continued and app was launched in 2015.  LLC was setup in August 2015 |
| 2016 Notes: | Travel-App was added to the Apple Store and downloads are increasing.  Expenses are extremly low for the company. |
| 2017 Notes: | Revenue projections are based on advertising revenue achieved as demand increases for the mobile app |
| 2018 Notes: | Expecting high growth and revenue by 2018 |
| *Long Term Debt: | None |
| **Revenue/Sales: | Revenue model is based on advertisers.  With the App already in the Apple Store, we anticipate high demand and advertising revenue |

## Financial Summary

Before setting up the Limited Liability Company, the founder worked to define and create the mobile Travel-app and successfully make it available in the Apple Store.  This financing is primarily to effectively market the app to the global consumer marketplace and to expand the technology by create a version which works on Android phones along with continuing to add new features to the products.  As with all mobile apps, the revenue model is to gain enough downloads to attract advertisers.  This is a proven model in the industry.  The financials reflect the use of proceeds to create effective marketing, increase downloads and begin generating revenue.  The overhead of the company is very low and will remain low in order to focus on customers and profits as quickly as possible.

## Operating History

The Company was formed in August 2015 and has no operating history or tax returns.  However, the technology has been in development by the founder for over 2 years and is available today.  The founder has invested $24,000 into the development of the existing mobile app which is available for potential investors to download and test.

## Financial Statements

Attached as Appendix C is the company's current financial statements.  Since the company has no operating history, the details are limited.

## Ongoing Reporting

The Issuer will file a report electronically with the SEC annually and post the report on its website, no later than: June 30 of the following year, 120 days after the end of each fiscal year covered by the report.
Once posted, the annual report may be found on the issuer's website at: travelbook-app.com/annualreport
The issuer must continue to comply with the ongoing reporting requirements until:
       (1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
       (2) the Issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
       (3) the Issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
       (4) the Issuer or another party repurchases all of the securities issued in reliance on 4(a)(6) Exemption, including any payment in full of Securities and any other debt securities or any complete redemption of redeemable securities; or
       (5) the issuer liquidates or dissolves its business in accordance with state law

# Appendix A – Additional Disclosure Statement

Additional, general disclosures are located as follows:

**All members of the Jumpstart Micro Community should read this disclosure carefully**

**Jumpstart Micro Disclosure**

All members of the Jumpstart Micro Community should read this disclosure carefully. You will be asked to acknowledge your understanding before making an Investment or offering securities. These items are all designed to foster a positive environment and protect the rights of all members. They also define what you should expect when using Jumpstart Micro.

**The process for the offer, purchase and issuance of securities through the Funding Portal**

**Offering** – Issuers use the Funding Portal tools to create a listing page of pertinent information for Investors to review and consider. Investors have the ability to ask questions in a public forum with other Investors to gain more insight. An offer may be debt with repayment terms and interest or equity (stock) where the Issuer sells shares in their company to Investors.

**Purchase** – Investors can purchase the securities offered by an Issuer by selecting the "Invest Now" button. An Investor is then taken to an additional page and asked for more information such as a social security number and the amount of investment. They are also asked to confirm disclosure information. An email will be sent to confirm the details of the investment and include the amount being invested and the share price. In addition, instructions are sent on how to send the investment by ACH, wire or check. The investments always go into an Escrow Account with a bank to be held until the target amount being raised is met. If the target amount is not met by the closing date the investment is return by the bank. Jumpstart Micro does not hold any investor funds. There is also a right to cancel defined below.

**Issuance** – Once the transaction is completed, the Issuer is responsible for issuing the security documents or shares to the Investors. If held by a Transfer Agent this is an electronic acknowledgement. If not, it will be a paper stock certificate or document sent. Additional notifications and annual reports are also required and defined below.

**Refund** – If an issuer did not complete an offering, for example, because the target was not reached or the issuer decided to terminate the offering, JSM will, within five business days send to each investor who had made an investment commitment a notification disclosing the cancellation of the offering, the reason for the cancelation, and the refund amount that the investor should expect to receive. This notification, like other notifications is by email.

**The risks associated with investing in securities offered and sold in reliance on Regulation Crowdfunding**

Risk of Investing - The purchase of stock or debt in early stage companies is only suitable for persons or entities that can afford the risk of losing their entire investment. The Issuers business, financial condition and operating results could be adversely affected by any of a number of factors, and you could lose part or all of your investment. The risks and uncertainties described by Issuers are not the only ones that the company may face. Additional risks and uncertainties not currently known, or that are currently thought of as immaterial, may also impair business operations. Jumpstart Micro, Inc. only provides a portal to present investment opportunities and does not evaluate or recommend any investments. Investors and Issuers agree to hold jumpstart micro, Inc. harmless.

An additional risk relates to minority ownership by Investors. Depending on the security an Investor may or may not have voting rights and collectively with the other investors may have a minority interest in the Issuer Company. Having a minority interest limits an Investors ability to make any decisions and all investors should consider this risk and assess their confidence in the management team to make prudent decisions in the interest of all stakeholders.

**Types of Securities offered by Issuers**

Issuers can offer Equity (stock) or Debt securities. An Equity investment gives the Investor ownership in the Company and does not get paid back for their investment or receive any type of payments. The exception to this is if the company is profitable and management decides to issue a cash dividend to the shareholders. In most cases you are buying the stock in belief that over time the value will grow and the company will either sell the business to a larger company or take action to create liquidity for the shareholders such as going public or bringing in a larger investor who can offer to buy back the shares owned by Investors. There are common stock and preferred stock in a corporation. Preferred is a higher class of stock. A Company may also be a Limited Liability Company (LLC). Please see Learn More for details.

Debt is an agreement to repay your investment with interest over a defined period of time. An example is to raise $300,000 and pay it back at an interest rate of 10% annually over 5 years. The monthly payments will be defined in the agreement. Debt is inherently less risky. In Bankruptcy, a debt holder is paid back before any equity holders receive any benefit.

Read any provisions carefully. Issuers may offer other features that must be disclosed such as buy back rights, or in the case of debt it might be interest only with a balloon payment of the principal at the end. These will be clearly defined.

**The restrictions on the resale of securities offered and sold**

The securities being purchased are private securities; meaning there is no public market where you can sell the securities. At a minimum you cannot transfer or sell any securities purchased for 12 months. Even after 12 months there may not be a market for the securities. It is best to consider any investment through the Crowdfunding process to be one where you are investing on the long term future of the company. During the first 12 months these transfer exceptions are allowed: 1) to the issuer of the securities; (2) to an accredited investor; (3) as part of an offering registered with the Commission; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

**Types of information that an issuer is required to provide in annual reports, the frequency of the delivery of that information, and the possibility that the issuer's obligation to file annual reports may terminate in the future**

An issuer is required to identify a location on their website where Annual Reports will be filed each year. They must post these for Investors within 120 days from the end of their corporate fiscal year end (when they filed their corporate taxes. Typically, 12/31, but not always).

- o The annual report will contain financial statements certified by the principal executive officer of the issuer to be true and complete in all material respects. If Issuer has financial statements that have been reviewed or audited by an independent certified public accountant, they will be provided.
- o The annual report should include the information filed in the offering statement* and disclose information about the company and its financial condition, as required in connection with the offer and sale of the securities.
- *Offering Statement is filed with the Securities Exchange Commission prior to offering securities to Investors.
  - o Issuer must post the annual report on its website and make them available to investors. The final rules do not require delivery of a physical copy of the annual report.
  - o Termination of reporting may occur if the following conditions are met:
- The issuer has filed at least one annual report and has fewer than 300 holders of record;
- The issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
- (Sales of the business) The issuer or another party purchases or repurchases all of the securities including any payment in full of debt securities or any complete redemption of redeemable securities; or
- The issuer liquidates or dissolves in accordance with state law.

**The limits on the amounts investors may invest**

The new Crowdfunding Rules limit the amount an Investor may invest in all crowdfunding offerings in any 12-month period.

- If you have an annual income *or* net worth of less than $100,000 you are only permitted to invest up to the greater of (1) $2,000 and (2) 5 percent of the lesser of your annual income or net worth.
- If you have an annual income *and* net worth greater than or equal to $100,000, you may invest up to 10 percent of the lesser of your annual income or net worth.
- Regardless of above no investor is permitted to purchase more than $100,000 worth of securities in any 12-month period.
- Holders of securities sold in a crowdfunding offering will generally be required to hold all securities purchased for a least one year before engaging in sales.

**The circumstances in which the issuer may cancel an investment commitment**

Issuers can cancel an Investors investment under these circumstances:

- Issuers are required to report all material changes while selling securities. Investors are notified of the change and have 5 days to reconfirm their investment or it is cancelled. The offering is also extended an additional 5 days. A notice will be sent out to the investor with the reason for the cancellation and the investment will be refunded if funds were collected. All communications will be by email to the Investors registered email address on the portal.
- If the target investment is not met, the investment is cancelled and returned to the Investor.
- The escrow agent bank will perform and Anti-Money Laundering check which is standard practice at a bank. Should this come back negative the Investor funds will be returned.

**The limitations on an investor's right to cancel an investment commitment**

Investors have a right to cancel their investment in these circumstances

- Once the Issuer has met its target investment amount the site will reflect that it has reach the target and is no longer accepting investments. A notice from Jumpstart Micro will go to Investors to inform them and Investors will be given 48 hours to cancel their investment. If not cancelled, Investors are required to make their committed investment if he was not already made.
- Investors are notified of any material changes and given 5 days to reconfirm their investment before it is cancelled.

**The need for the investor to consider whether investing in a security offered and sold is appropriate for him or her**

This disclosure identifies a number of risks for investors which include the potential loss of investment, lack of control as a minority shareholder, the unpredictable future of the Company and potentially long term nature of investing in early stage companies. Each Investor should consider these risks seriously and seek any advice needed before making an investment.

**Following completion of an offering, there may or may not be any ongoing relationship between the issuer and Jumpstart Micro.**

Jumpstart Micro is a Crowdfunding Portal to bring Issuers and Investors together. Once an Issuer has completed their offering there may or may not be an on-going relationship between Jumpstart Micro and the Issuer. Investors will own securities in the Issuer and will have a direct relationship with them regarding the securities. Jumpstart Micro will be available should the Issuer choose to offer additional securities (Issuers can offer up to $1M each year) and may in the future offer other services to help with annual reports and consulting. Investors should understand this change to working directly with the Issuer once the transaction is complete.

**Information Disclosed by Issuers** (Note JSM works through process with Issuer)

This information will be disclosed by Issuers to Investors

- Information about officers and directors as well as owners of 20 percent or more of the issuer
- A description of the issuer's business and the detailed use of proceeds from the offering
- The price to the public of the securities or the method for determining the price, the target offering amount, the deadline to reach the target offering amount, and whether the issuer will
- A discussion of the issuer's financial condition including certified, reviewed or audited financial information using Generally Accepted Accounting Principals
- Copy of FORM C Offering Statement filed with SEC with legend stating the risks of investing in a crowdfunding transaction
- Breakdown of compensation to Jumpstart Micro and other costs associated with the offering
- The location on the issuer's website where investors will be able to find the issuer's annual report and the date by which such report will be available on the issuer's website
- Disclosure if issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Regulation Crowdfunding
- Issuers must disclose their current number of employees
- Issuers must disclosure the material terms of any indebtedness including, among other items, the amount, interest rate and maturity date of the indebtedness
- Issuers are required to provide disclosure about the exempt offerings they conducted within the past three years describing the date of the offering, the offering exemption relied upon, the type of securities offered and the amount of securities sold and the use of proceeds
- Through JSM, Issuers must show progress updates towards their target amount
- Provide a right to cancel the transaction after 48-hour notice of completion
- Disclosure of any material changes, whereby the Investors need to reconfirm their investment within 5 days.
- Issuers can offer a fixed target amount or a range with a minimum and maximum. If a range Issuers disclose where additional funds will be used.

## Communications

On the funding portal investors may ask questions to issuers about the offering and issuers will answer. All questions and answers are available for public viewing in an effort to help all investors assess the opportunity. Investors can also post reviews and issuers can provide periodic updates on their progress. All communications shall be based on principles of fair dealing and good faith. Issuers and anyone who promotes an Issuer on the portal are required to clearly disclose in all communications the fact that he or she is engaging in promotional activities on behalf of the issuer and identify their relationship and if they are being compensated.

## Code of Conduct

The Jumpstart Micro funding portal is designed to bring investors and issuers together and facilitate communications. It is expected that all parties conduct themselves in a professional, respectful manner. No communication may make any false, exaggerated, unwarranted or misleading statement or claim. No communications may be disparaging, or contain any type of foul, sexist or racist comments. We encourage our members to report any concerns of abuse and reserve the right to terminate any person's membership without recourse should we determine any inappropriate behavior. Jumpstart Micro also reserves the right to terminate an offering if we become aware of information that causes us to believe that the issuer or the offering presents the potential for fraud or otherwise raises concerns about investor protection.

# Appendix B – 503 Eligibility

## ELIGIBILITY UNDER RULE 503 OF REGULATION CROWDFUNDING

With respect to the Issuer, any predecessor of the Issuer, any affiliated issuer, any director, officer, general partner or managing member of the Issuer, any beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, any promoter connected with the Issuer in any capacity at the time of the Offering, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of investors in connection with the sale of Securities, or any general partner, director, officer or managing member of any such solicitor:

(1) None of any such person has been convicted, within 10 years (or five years, in the case of Issuers, their predecessors and affiliated issuers) before the filing of this Disclosure, of any felony or misdemeanor:

      (i) in connection with the purchase or sale of any security;

      (ii) involving the making of any false filing with the SEC; or

      (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal
      securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

(2) None of any such person has been subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this Disclosure, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

      (i) in connection with the purchase or sale of any security;

      (ii) involving the making of any false filing with the SEC; or

      (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal
      securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

(3) None of any such person has been subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

      (i) at the time of the filing of this Disclosure bars the person from:

            (A) association with an entity regulated by such commission, authority, agency or
            officer;

            (B) engaging in the business of securities, insurance or banking; or

            (C) engaging in savings association or credit union activities; or

      (ii) constitutes a final order based on a violation of any law or regulation that prohibits
      fraudulent,
      manipulative or deceptive conduct and for which the order was entered within the 10dyear
      period
      ending on the date of the filing of this Disclosure.

(4) None of any such person has been subject to an order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this Disclosure:

      (i) suspends or revokes such person's registration as a broker, dealer, municipal securities
      dealer,
      investment adviser or funding portal;

      (ii) places limitations on the activities, functions or operations of such person; or

(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock.

(5) None of any such person has been subject to any order of the SEC entered within five years before the filing of this Disclosure that, at the time of the filing of this Disclosure, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based antifraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder; or

(ii) Section 5 of the Securities Act.

(6) None of any such person has been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

(7) None of any such person filed (as a registrant or Issuer), and none of any such person was or was named as an underwriter in, any registration statement or Regulation A Disclosure filed with the SEC that, within five years before the filing of this Disclosure, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, and none of any such person, at the time of such filing, has been the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

(8) None of any such person has been subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, and none of any such person, at the time of filing of this Disclosure, has been subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

# Appendix C – Financial Statements

<u>WITH CERTIFICATION BY PRESIDENT/MANAGING MEMBER</u>

# VIAGGGIATORI, LLC.

246 North 5ᵗʰ Street

Brooklyn, New York 11211

Fabio Villari President and Managing Member of Viaggiatori LLC, dba Travelbook App. On this day of June 25, 2016, I certify that:

The financial statements of Viaggiatori LLC, included in this Form are true and complete in all material respects; and

Regarding tax returns, since the company was formed in August 2015 and did not operate in 2015, the first tax returns will be filed for the 2016 year. No return is included.

Signed;

**Fabio Villari** President and Managing Member

Viaggiatori LLC, dba Travelbook App

# Viaggiatori LLC
# Profit and Loss

| | FY 2014<br>December 31, 2014 | FY 2015<br>December 31, 2015 | Q1 2016<br>March 30, 2016 |
|---|---:|---:|---:|
| **Income** | | | |
| **Total Income** | | | |
| **Cost of Goods Sold** | | | |
|   **Cost of Service - COS** | 0.00 | 0.00 | 0.00 |
|     **Service Infrastructure Costs** | 0.00 | 0.00 | 0.00 |
|   **Total Cost of Service - COS** | $ 0.00 | $ 0.00 | $ 0.00 |
| **Total Cost of Goods Sold** | $ 0.00 | $ 0.00 | $ 0.00 |
| **Gross Profit** | $ 0.00 | $ 0.00 | $ 0.00 |
| **Expenses** | | | |
|   **Advertising** | 0.00 | 0.00 | 0.00 |
|   **Bank Charges** | 0.00 | 0.00 | 0.00 |
|   **Legal & Professional Fees** | 0.00 | 0.00 | 0.00 |
|   **Meals and Entertainment** | 0.00 | 0.00 | 0.00 |
|   **Office Expenses** | 0.00 | 0.00 | 0.00 |
|   **Travel** | 0.00 | 0.00 | 0.00 |
|   **Uncategorized Expense** | 0.00 | 0.00 | 0.00 |
| **Total Expenses** | $ 0.00 | $ 0.00 | $ 0.00 |
| **Net Operating Income** | $ 0.00 | $ 0.00 | $ 0.00 |
| **Net Income** | $ 0.00 | $ 0.00 | $ 0.00 |

Notes: Company was not formed as an LLC until August 2015

# Viaggiatori LLC
# Balance Sheet

| | As of: December 31, 2014 | December 31, 2015 | March 30, 2016 |
|---|---|---|---|
| **ASSETS** | | | |
| **Current Assets** | 0.00 | 0.00 | 0.00 |
| **Bank Accounts** | 0.00 | 0.00 | 0.00 |
| **Total Bank Accounts** | $ 0.00 | $ 0.00 | $ 0.00 |
| **Other current assets** | | | |
| **Intangible Asset - Intellectual** | 0.00 | 0.00 | 24,000.00 |
| **Total Other current assets** | $ 0.00 | $ 0.00 | $ 24,000.00 |
| **Total Current Assets** | $ 0.00 | $ 0.00 | $ 24,000.00 |
| **TOTAL ASSETS** | $ 0.00 | $ 0.00 | $ 24,000.00 |
| **LIABILITIES AND EQUITY** | | | |
| **Liabilities** | | | |
| **Total Liabilities** | | | |
| **Equity** | | | |
| **Opening Balance Equity** | 0.00 | 0.00 | 0.00 |
| **Contributions- IP Asset** | 0.00 | 0.00 | 24,000.00 |
| **Retained Earnings** | 0.00 | 0.00 | 0.00 |
| **Net Income** | 0.00 | 0.00 | 0.00 |
| **Total Equity** | $ 0.00 | $ 0.00 | $ 24,000.00 |
| **TOTAL LIABILITIES AND EQUITY** | $ 0.00 | $ 0.00 | $ 24,000.00 |

Notes:  Company was not formed as an LLC until August 2015

# Viaggiatori LLC
# Statement of Cash Flows

| | As of: | December 31, 2014 | December 31, 2015 | March 30, 2016 |
|---|---|---|---|---|
| **OPERATING ACTIVITIES** | | | | |
| Net Income | | 0.00 | 0.00 | 0.00 |
| **provided by operations:** | | 0.00 | 0.00 | 0.00 |
| **Net cash provided by operating activities** | $ | **0.00** $ | **0.00** $ | **0.00** |
| **FINANCING ACTIVITIES** | | | | |
| Contributions | | 0.00 | 0.00 | 0.00 |
| **Net cash provided by financing activities** | $ | **0.00** $ | **0.00** $ | **0.00** |
| **Net cash increase for period** | $ | **0.00** $ | **0.00** $ | **0.00** |
| **Cash at beginning of period** | | 0.00 | 0.00 | 0.00 |
| **Cash at end of period** | $ | **0.00** $ | **0.00** $ | **0.00** |

**Notes:  Company was not formed as an LLC until August 2015**